CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary



CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

June 1, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL


JUN 08 2005
SECTION

Dear Sirs:

**Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.


JUN 13 2005

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds®

82-4994



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports sales and assets for April

TORONTO (May 2, 2005) – CI Fund Management Inc. ("CI") today reported net sales of $111 million for April 2005 and fee-earning assets at the end of the month of $68.3 billion.

CI Mutual Funds Inc. had gross sales of $692 million and net sales of $121 million, consisting of net sales of $116 million in long-term funds and net sales of $5 million in money market funds.

Assante Wealth Management had gross sales of $85 million and net redemptions of $10 million in its funds.

CI's total fee-earning assets at April 30, 2005, of $68.3 billion represented a slight decrease of 0.3% from a month ago and an increase of $6.9 billion or 11% from one year ago.

Fee-earning assets consisted of managed assets of $48.6 billion and administered/other assets of $19.7 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $47.2 billion, labour-sponsored funds of $188 million and structured products/closed-end funds of $1.1 billion. Administered/other assets of $4.6 billion included institutional assets at BPI Global Asset Management LLP, which generate fees for CI, and $15.2 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante), which generate fees for those companies.

In other developments, CI continued to lead the industry with the most five-star funds. Morningstar Canada reported in April that CI Mutual Funds had 58 funds with the top rating at March 31, 2005. New five-star funds in March included Harbour Foreign Equity Corporate Class (formerly Harbour Foreign Equity Sector Fund). At Assante, the Assante Artisan Most Conservative Portfolio continued to hold its five-star rating. (The Assante Optima Strategy Pools are not rated by Morningstar.)

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.



News Release

CI FUND MANAGEMENT INC. APRIL 30, 2005 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$629	$513	$116
CI money market	63	58	5
TOTAL CI Funds	$692	$571	$121
TOTAL Assante Funds	$85	$95	-$10
TOTAL Skylon/Other	0	0	0
TOTAL CI	$777	$666	$111

FEE-EARNING ASSETS	Mar. 31/05 (millions)	Apr. 30/05 (millions)	% Change
CI mutual/segregated funds	$38,951	$38,808	-0.4
Assante funds	8,400	8,441	0.5
	$47,351	$47,249	-0.2
Managed labour-sponsored funds	188	188	0.0
Structured products/closed-end funds	1,128	1,117	-1.0
TOTAL Managed Assets	$48,667	$48,554	-0.2
CI administered/other assets	4,669	4,591	-1.7
Assante/IQON assets under administration (net of Assante funds)	15,157	15,157	0.0
TOTAL FEE-EARNING ASSETS	$68,493	68,302	-0.3

AVERAGE MANAGED ASSETS	Mar. 31/05 (millions)	Apr. 30/05 (millions)	% Change
Monthly	$49,087	$48,640	-0.9
Quarter-to-date	$49,087	$48,867	-0.4
Fiscal year-to-date	$45,553	$45,831	0.6

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	287,327,391	Bank debt	$347
In-the-money options	6,979,277	In-the-money option liability (net of tax)	$20
Percentage of all options	100%	Cash & marketable securities	($66)
All options % of shares	2.4%	Net Debt Outstanding	$301
Dividend yield at $16.85	3.6%	Terminal redemption value of funds (est)	$791



News Release

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management announces executive appointments

TORONTO (May 11, 2005) – William T. Holland, Chief Executive Officer of CI Fund Management Inc. ("CI"), today announced the appointment of Stephen A. MacPhail as President and Chief Operating Officer.

Mr. MacPhail was previously Executive Vice-President, Chief Operating Officer and Chief Financial Officer of CI. He joined CI as Chief Financial Officer in 1994, prior to the company's initial public offering. He was appointed Chief Operating Officer in 1999, a position he held in addition to his duties as Chief Financial Officer.

In other appointments, Douglas J. Jamieson has been appointed Senior Vice-President and Chief Financial Officer of CI. He retains his position as Chief Financial Officer and Senior Vice-President of CI Mutual Funds Inc., a wholly owned subsidiary. Mr. Jamieson, who joined CI in 1995, is a chartered accountant. He also holds the Chartered Financial Analyst designation, an MBA from the Ivey School of Business, and a Masters in Accounting from the University of Waterloo. Mr. Jamieson has played a critical role in CI's acquisition and integration of eight other companies in the past six years and in building the financial systems and processes that support CI's industry-leading level of efficiency.

David C. Pauli has been appointed Executive Vice-President and Chief Operating Officer of CI Mutual Funds Inc. Mr. Pauli, whose previous position was Executive Vice-President, Fund Operations, has held senior positions at CI Mutual Funds since joining the firm in 1984. He directed the development of CI's highly successful fund operating platform and provides crucial oversight of the funds' operations. He is a chartered accountant and holds the Chartered Financial Analyst designation and a Bachelor of Mathematics degree.

M. Tony Issa has been promoted to Executive Vice-President and Chief Technology Officer of CI Mutual Funds and Assante Corporation, a wholly owned subsidiary of CI. Mr. Issa joined CI in 1994 and has been the architect of CI's overall technology structure and many of CI's most innovative technology initiatives. He has also been instrumental in the restructuring of Assante's asset management and dealership systems.

Steven J. Donald, CA, has been appointed President and Chief Operating Officer of Assante. Previously, he was Senior Vice-President and Chief Financial Officer. Since joining Assante in 2003 from Synergy Asset Management Inc., where he was Chief Financial Officer, Mr. Donald has had a crucial role in the restructuring of Assante's operations.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $68.3 billion in fee-earning assets at April 30, 2005. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.



News Release

For further information contact:
William T. Holland
Chief Executive Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending May 31, 2005

Toronto, May 13, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending May 31, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	May 31, 2005	June 14, 2005
Series B units	US$0.0417 per unit	May 31, 2005	June 14, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending May 31, 2005

Toronto, May 13, 2005 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending May 31, 2005 of $0.0583 per unit payable on June 14, 2005 to unitholders of record as at May 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending May 31, 2005

Toronto, May 13, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending May 31, 2005 of $0.15625 per unit payable on June 14, 2005 to unitholders of record as at May 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending May 31, 2005

Toronto, May 13, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending May 31, 2005 of $0.05833 per unit payable on June 14, 2005 to unitholders of record as at May 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\may05\rel-skylon-growth.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending May 31, 2005

Toronto, May 13, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending May 31, 2005 of $0.1510 per unit payable on June 14, 2005 to unitholders of record as at May 31, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

**Skylon Global Capital Yield Trust Announces
Distribution For Month Ending May 31, 2005**

Toronto, May 13, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending May 31, 2005 of $0.1510 per unit payable on June 14, 2005 to unitholders of record as at May 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\may05\rel-skylon-global.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending May 31, 2005

Toronto, May 13, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending May 31, 2005 of $0.1458 per unit payable on June 14, 2005 to unitholders of record as at May 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending May 31, 2005

Toronto, May 13, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending May 31, 2005 of $0.1875 per unit payable on June 14, 2005 to unitholders of record as at May 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending May 31, 2005

Toronto, May 13, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending May 31, 2005 of $0.0666 per unit payable on June 14, 2005 to unitholders of record as at May 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, May 16, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending May 31, 2005 of $0.0625 per unit payable on June 14, 2005 to unitholders of record as at May 31, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

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CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE

Bank of Montreal Skylon Y.I.E.L.D. Notes™, Series 2 provide up to an 11% coupon on a portfolio of 10 leading Canadian issuers

TORONTO (May 24, 2005) – Skylon Advisors Inc. today announced the launch of Bank of Montreal Skylon Y.I.E.L.D. Notes™, Series 2, giving investors the potential to earn up to an 11% annual yield on a basket of 10 leading Canadian issuers.

"We are pleased to provide investors with another opportunity to benefit from this unique structure, which combines principal protection at maturity with exposure to a strong portfolio of top Canadian firms and the potential for a very attractive yield," said David R. McBain, President and Chief Executive Officer of Skylon Advisors.

The 6.5-year note pays a 4.75% coupon at the end of 2005 (which represents the equivalent of an annual rate of interest of 11.02%) and has the potential to pay an annual variable coupon of up to 11% over the remaining six years.

The variable interest is linked to the price performance of a diversified basket of equally weighted securities of 10 Canadian issuers, including well-respected names like TD Bank, CIBC, TransCanada Corp., Thomson Corp., CI Fund Management Inc. and BCE Inc.

When there is positive price performance on the valuation date of the notes by an underlying security in the portfolio in relation to its initial purchase price, that security's return will be deemed to be 11%. If every security's price return remains positive, each annual interest payment will be 11%. Any negative or zero return as compared to the initial purchase price by any of the underlying securities on the valuation date is counted as its actual return.

Yearly payout from the notes in 2006 through 2011 may be up to 11% and will equal the average return of the 10 securities. The annual coupon will not exceed 11% and may be zero. There are no management fees for the notes or for the underlying portfolio.

Bank of Montreal Skylon Y.I.E.L.D. Notes are fully eligible for registered plans. Series 2 is available through most financial advisors and is on sale until July 15, 2005. The issue price is $100 per note, with the minimum investment being $2,000. The complete terms of the offering are set out in an Information Statement, which can be obtained by investors from their advisors. Information about the notes will also be available at www.skylonadvisors.com.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $68.3 billion in fee-earning assets as of April 30, 2005, and the industry's broadest selection of investment funds.

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For further information, contact: David R. McBain, President and Chief Executive Officer, Skylon Advisors Inc.
Tel: (416) 681-8894

SKYLON
ADVISORS INC.

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone : 416 364-1145 Sans frais : 1 800 268-9374
www.skylonadvisors.com

Communiqué

POUR DIFFUSION IMMÉDIATE

Les Billets Y.I.E.L.D.MC - Banque de Montréal Skylon, série 2, offrent un coupon pouvant atteindre 11 %, lié à un portefeuille de 10 émetteurs canadiens de premier ordre

TORONTO (Le 24 mai 2005) – Skylon Advisors Inc. a annoncé aujourd'hui le lancement des Billets Y.I.E.L.D. - Banque de Montréal Skylon, série 2, qui procurent aux investisseurs la possibilité d'obtenir un rendement annuel pouvant atteindre 11 %, lié à un panier composé de 10 émetteurs canadiens de premier ordre.

« Nous sommes heureux de fournir aux investisseurs une autre occasion de profiter de cette structure unique, qui combine la protection du capital à l'échéance et une exposition à un solide portefeuille de sociétés canadiennes de premier ordre, ainsi que le potentiel d'obtenir un rendement très attrayant », a déclaré David R. McBain, président et chef de la direction de Skylon Advisors.

Le placement d'une durée de 6,5 années comprend le paiement d'un coupon de 4,75 % encaissable à la fin de 2005 (qui représente l'équivalent d'un taux d'intérêt annuel de 11,02 %) et pourrait verser un coupon à taux variable pouvant atteindre jusqu'à 11 % pour chacune des six années suivantes.

L'intérêt variable est lié au rendement d'un panier diversifié composé à pondération égale de titres de 10 émetteurs canadiens, y compris des sociétés réputées telles que la Banque TD, CIBC, TransCanada Corp., Thomson Corp., CI Fund Management Inc. et BCE Inc.

Lorsque le rendement de tout titre sous-jacent du portefeuille dont le cours, à la date d'évaluation de l'émission des Billets, est positif par rapport à son prix d'achat initial, le rendement de ce titre sera réputé être de 11 %. Si le rendement de chacun des titres composant le portefeuille est positif, la valeur du coupon annuel sera de 11 %. Le rendement de tout titre sous-jacent dont le cours, à la date d'évaluation de l'émission des Billets, est négatif ou égal par rapport à son prix d'achat initial sera réputé être son rendement réel.

Le rendement annuel des Billets, de 2006 à 2011, pourra atteindre 11 % et sera égal au rendement moyen des 10 titres. Le taux d'intérêt du coupon annuel ne pourra donc pas être supérieur à 11 %, et il pourrait être nul. Aucun frais de gestion ne s'applique aux Billets ni au portefeuille sous-jacent.

Les Billets Y.I.E.L.D. - Banque de Montréal Skylon sont pleinement admissibles aux régimes enregistrés. La série 2 est disponible par l'entremise de la plupart des conseillers financiers et sera en vente jusqu'au 15 juillet 2005. Le prix d'émission est de 100 $ par Billet et le placement minimum s'élève à 2 000 $. Les investisseurs peuvent se procurer le document d'information

auprès de leur conseiller financier afin de connaître l'intégralité des modalités de l'offre. Des renseignements au sujet des Billets se trouvent aussi sur le site www.skylonadvisors.com.

Skylon Advisors Inc. est une firme de services financiers destinée à fournir aux Canadiens une sélection innovatrice d'options de placement d'excellente qualité, y compris des produits structurés et les Fonds des travailleurs de VentureLink Group. Skylon est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 68,3 milliards de dollars le 30 avril 2005, et qui offre le plus vaste choix de fonds de placement de l'industrie.

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Pour de plus amples renseignements, veuillez communiquer avec David R. McBain, président et chef de la direction de Skylon Advisors Inc. Tél. : (416) 681-8894



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI C.A.P.I.T.A.L. Deposit Notes™ allow investors to combine security with a focus on growth or income

TORONTO (May 26, 2005) – CI Mutual Funds Inc. and Skylon Advisors Inc. today announced that Series 3 of two different classes of the popular Bank of Montreal CI C.A.P.I.T.A.L Deposit Notes™ are now available.

Investors have their choice of combining 100% principal protection at maturity with a focus on growth – through the CI C.A.P.I.T.A.L Deposit Notes™, Callable Class – or income, through the CI C.A.P.I.T.A.L Deposit Notes™, Enhanced Yield Class. The notes are issued by Bank of Montreal.

"With investments of over $500 million in the first two series, the CI C.A.P.I.T.A.L Deposit Notes have clearly struck a chord with investors. They offer security and exposure to high-quality mutual funds with leading portfolio managers," said David R. McBain, President and Chief Executive Officer of Skylon Advisors, which developed and is marketing the notes in co-operation with CI.

CI C.A.P.I.T.A.L Deposit Notes, Callable Class, Series 3 provide a total return over a 6.5-year period linked to a portfolio equally divided between CI Canadian Investment Fund and Signature Income & Growth Fund.

CI Canadian Investment Fund was named the 2004 Canadian Equity Fund of the Year and holds the top five-star rating from Morningstar Canada. The fund has not had a losing year in the last 10 calendar years under the tenure of noted Canadian value manager Kim Shannon. Signature Income & Growth Fund is managed by CI's award-winning Signature Advisors. The fund, under lead portfolio manager Eric Bushell, seeks to produce a monthly income stream by investing in a mixture of securities such as high-yield and investment-grade corporate bonds, government bonds, preferred and common shares and income trusts.

Bank of Montreal can redeem the notes after three years at a price that will give investors the equivalent of an annual compounded rate of return of 10%. If the notes are not redeemed, they will mature on or about January 4, 2012, and investors will be paid their principal and interest, if any, based on the value of the portfolio of CI funds. There are no restrictions on the growth potential such as averaging features or caps on returns.

CI C.A.P.I.T.A.L. Deposit Notes, Enhanced Yield Class, Series 3 will provide a total return over a nine-year period linked to the performance of a portfolio of units of Signature Income & Growth Fund and Signature High Income Fund. Signature High Income Fund, which was named

the 2004 Canadian Income Trust Fund of the Year, invests in a diverse portfolio of high-yielding securities ranging from income trusts to corporate bonds.

The notes use a dynamic, formula-driven leveraging feature that provides for up to 200% exposure to the portfolio. This feature is designed to enhance returns when performance is positive and reduce volatility when performance is lower.

On a monthly basis, Enhanced Yield Class investors will receive the equivalent of 75% of the underlying funds' distributions, if any, including distributions paid on leveraged exposure to the funds. Noteholders will also benefit from constant reinvestment of the remaining 25% of the underlying funds' distributions, including the amounts paid from the leveraged exposure.

In addition, the structure of the Enhanced Yield Class notes ensures that the principal amount protected at maturity is not diminished by the monthly distributions.

CI C.A.P.I.T.A.L Deposit Notes are fully eligible for registered plans. Callable Class, Series 3 is available until June 30, 2005, and the Enhanced Yield Class, Series 3 is available until July 15, 2005. The issue price is $100 per note, with the minimum investment being $2,000. The complete terms of each offering are set out in its Information Statement, which can be obtained by investors from their advisor. Information about the notes is also available at www.cifunds.com/capitalnotes.

CI and Skylon are wholly owned subsidiaries of CI Fund Management Inc., (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $68.3 billion in fee-generating assets as of April 30, 2005. Through its principal operating subsidiaries, CI Mutual Funds, Skylon Advisors and Assante Corporation, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com; Skylon at www.skylonadvisors.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Les Billets de dépôt C.A.P.I.T.A.L.MC permettent aux investisseurs de combiner la sécurité tout en mettant l'accent sur la croissance ou le revenu

TORONTO (Le 26 mai 2005) – CI Mutual Funds Inc. et Skylon Advisors Inc. ont annoncé aujourd'hui que la série 3 de deux différentes catégories des excellents Billets de dépôt C.A.P.I.T.A.L.MC, - Banque de Montréal CI, est maintenant disponible.

Les investisseurs ont le choix de combiner une protection du capital de 100 % à l'échéance tout en mettant l'accent sur la croissance - par l'entremise des Billets de dépôt C.A.P.I.T.A.L. CI, catégorie rachetable – ou sur le revenu - par l'entremise des Billets de dépôt C.A.P.I.T.A.L. CI, catégorie rendement amélioré. Les Billets sont émis par la Banque de Montréal.

« Avec des placements de plus de 500 millions de dollars dans les deux premières séries, les Billets de dépôt C.A.P.I.T.A.L. CI ont clairement impressionné les investisseurs. Ils offrent la sécurité ainsi qu'une exposition à des fonds communs de placement de grande qualité ayant des gestionnaires de portefeuilles de premier ordre », a déclaré David R. McBain, président et chef de la direction de Skylon Advisors, qui a développé et fait la mise en marché des Billets en collaboration avec CI.

Les Billets de dépôt C.A.P.I.T.A.L. CI, catégorie rachetable, série 3, procurent un rendement global sur une période de 6,5 ans, lié à un portefeuille également pondéré entre le Fonds de placements canadiens CI et le Fonds de revenu et de croissance Signature.

Le Fonds de placements canadiens CI a été nommé le Fonds d'actions canadiennes de l'année 2004 et est coté cinq étoiles par Morningstar Canada. Sous la direction de Kim Shannon, gestionnaire renommée de titres canadiens de valeur, le Fonds n'a connu aucune année de perte au cours des 10 dernières années civiles. Le Fonds de revenu et de croissance Signature est géré par Signature Advisors de CI, lauréat de nombreux prix. Le Fonds, sous la direction du gestionnaire principal Eric Bushell, cherche à produire un flux de revenu mensuel en investissant dans une composition de titres tels que des obligations à cote supérieure et des obligations de sociétés à rendement élevé, des obligations du gouvernement, des actions privilégiées et ordinaires et des fiducies de revenu.

La Banque de Montréal peut racheter les Billets après trois ans à un prix qui permettra aux investisseurs de recevoir l'équivalent d'un taux annuel composé de 10 %. Si les

Billets ne sont pas rachetés, l'échéance se situera vers le 4 janvier 2012 et les investisseurs recevront leur capital investi avec intérêts, le cas échéant, basé sur le rendement du portefeuille de fonds CI. Il n'existe aucune restriction par rapport au potentiel de croissance telle que l'égalisation des rendements vers une moyenne ou le plafonnement des rendements.

Les Billets de dépôt C.A.P.I.T.A.L. CI, catégorie rendement amélioré, série 3, procureront un rendement global sur neuf ans lié au rendement d'un portefeuille composé de parts du Fonds de revenu et de croissance Signature et du Fonds de revenu élevé Signature. Le Fonds de revenu élevé Signature, qui a été nommé le Fonds canadien de fiducie de revenu de l'année 2004, investit dans un portefeuille diversifié de titres à rendement élevé qui se classent des fiducies de revenu aux obligations de sociétés.

Les Billets utilisent une stratégie de levier dynamique qui fournit une exposition au portefeuille pouvant atteindre 200 %. Cette caractéristique est conçue pour améliorer les rendements lorsque les cours sont à la hausse et réduire la volatilité lorsque les cours sont à la baisse.

Sur une base mensuelle, les investisseurs de la catégorie rendement amélioré recevront l'équivalent de 75 % des distributions des fonds sous-jacents, le cas échéant, y compris les distributions versées sur l'exposition à l'effet de levier des fonds. Les porteurs de Billets profiteront également d'un réinvestissement continuel du 25 % des distributions restant des fonds sous-jacents, y compris les montants versés sur l'exposition à l'effet de levier des fonds.

En outre, la structure des Billets catégorie rendement amélioré assure que le montant du capital protégé à l'échéance n'est pas réduit par les distributions mensuelles.

Les Billets de dépôt C.A.P.I.T.A.L. CI sont pleinement admissibles aux placements enregistrés. La catégorie rachetable, série 3, est disponible jusqu'au 30 juin 2005, et la catégorie rendement amélioré, série 3, est disponible jusqu'au 15 juillet 2005. Le prix d'émission est de 100 $ par Billet et le placement minimum s'élève à 2 000 $. L'intégralité des modalités de chaque offre se trouve dans son document d'information, que les investisseurs peuvent se procurer auprès de leur conseiller. Des renseignements au sujet des Billets se trouvent également sur le site www.cifunds.com/capitalnotes.

CI et Skylon sont des filiales en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 68,3 milliards de dollars le 30 avril 2005. À travers ses principales filiales d'opération, CI Mutual Funds, Skylon Advisors et Gestion de patrimoine Assante, CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. Le site Web de CI se trouve à l'adresse www.fondsci.com et celui de Skylon se trouve au www.skylonadvisors.com.

Pour de plus amples renseignements, veuillez communiquer avec :
David R. McBain
Président et chef de la direction
Skylon Advisors Inc.
(416) 681-8894



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces plans to streamline and reorganize its fund lineup

TORONTO (May 30, 2005) – CI Mutual Funds ("CI") today announced plans to reorganize its lineup, including a proposal to merge 16 mutual funds, changes of underlying mutual funds for 16 segregated funds, name changes for a number of mutual and segregated funds, and a change of portfolio management for one mutual fund.

"These plans are consistent with CI's ongoing commitment to providing an industry-leading selection of high-quality funds operating as efficiently as possible," said Peter W. Anderson, CI President and Chief Executive Officer.

"With these moves, we are streamlining our lineup while completing the integration of the Clarica-branded mutual funds into the CI lineup. Altogether, we will be offering Canadian investors a clearer, stronger set of investment options."

CI is proposing to merge 16 mutual funds into other CI funds, as follows:

Terminating Fund	Continuing Fund	Portfolio Managers (both funds)
Clarica Premier Bond Fund	CI Canadian Bond Fund	James Dutkiewicz, Signature Advisors
Clarica Summit Dividend Growth Fund	Signature Select Canadian Fund	Eric Bushell, Signature Advisors
Clarica Canadian Blue Chip Fund	Signature Select Canadian Fund	Eric Bushell, Signature Advisors
Clarica Canadian Diversified Fund	Signature Canadian Balanced Fund	Eric Bushell, Signature Advisors
Clarica Summit Canadian Equity Fund	Harbour Fund	Gerry Coleman, Stephen Jenkins, Harbour Advisors
Clarica Summit Growth and Income Fund	Harbour Growth & Income Fund	Gerry Coleman, Stephen Jenkins, Harbour Advisors
Clarica Summit Foreign Equity Fund	Harbour Foreign Equity Corporate Class	Stephen Jenkins, Gerry Coleman, Harbour Advisors
Clarica Canadian Equity Fund	CI Canadian Investment Fund	Kim Shannon, Sionna Investment Managers Inc.
Clarica Premier International Fund	CI International Value Fund	John Hock, Altrinsic Global Advisors, LLC
Clarica US Small Cap Fund	CI American Small Companies Fund	William Priest, Epoch Investment Partners, Inc.
CI Canadian Small Cap Fund	Clarica Canadian Small/Mid Cap Fund *	Kim Shannon, Teresa Lee, Sionna Investment Managers Inc.**
CI Asian Dynasty Fund	CI Pacific Fund	William Priest, Daniel Geber, Epoch Investment Partners, Inc.
BPI Global Equity Corporate Class	CI Global Corporate Class	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC
BPI International Equity Fund	CI International Fund	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC



BPI International Equity RSP Fund	CI International RSP Fund	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC
BPI International Equity Corporate Class	CI International Corporate Class	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC

** To be renamed CI Canadian Small/Mid Cap Fund on or about June 21, 2005.*

*** Sionna replaces UBS Global Asset Management (Canada) Co. as portfolio advisor to Clarica Canadian Small/Mid Cap Fund on June 12, 2005.*

Under the proposal, all of the funds being merged (the "terminating funds") have similar investment objectives and strategies to the funds into which they are being merged (the "continuing funds"). In addition, each terminating fund has the same portfolio advisor as its continuing fund, with one exception. Currently, UBS Global Asset Management (Canada) Co. is the portfolio advisor to Clarica Canadian Small/Mid Cap Fund, a continuing fund, and Sionna Investment Managers Inc. is the portfolio advisor to CI Canadian Small Cap Fund, its terminating fund. CI has appointed Sionna to replace UBS as portfolio advisor to Clarica Canadian Small/Mid Cap Fund on June 12, 2005, with Kim Shannon and Teresa Lee as lead portfolio managers. As a result, prior to the proposed merger, Sionna will be the portfolio advisor to both Clarica Canadian Small/Mid Cap Fund and CI Canadian Small Cap Fund.

CI has also structured the mutual fund mergers to ensure that the management fee of each continuing fund is the same as or lower than its terminating fund.

Special meetings of the terminating funds will be held in Toronto on or about July 28, 2005, at which investors in the terminating funds will vote on the proposed mergers. If the mergers are approved at the special meetings, they will take effect on or about August 2, 2005.

CI also plans to rename the remaining three Clarica-branded mutual funds as CI funds: Clarica Premier Mortgage Fund will be renamed CI Mortgage Fund, Clarica Alpine Growth Equity Fund will be renamed CI Alpine Growth Equity Fund and Clarica Canadian Small/Mid Cap Fund will be renamed CI Canadian Small/Mid Cap Fund. As part of the rebranding, these three funds will become available for purchase through all advisors, on or about June 21, 2005. Previously, Clarica-branded funds were offered only through Clarica advisors. As a result of the mergers outlined above and the three name changes, CI will no longer use the Clarica brand name on any of its mutual funds. It has been CI's intention to gradually phase out the use of the Clarica brand on its mutual funds since it purchased Clarica Diversico Ltd. in 2002.

The mutual fund mergers will result in changes to the underlying funds of 11 Clarica Portfolio Segregated Funds, one CI Guaranteed Investment Fund (BPI International Equity Guaranteed Investment Fund) and one BPI Legacy Fund (BPI International Equity Segregated Fund). The names of the segregated funds also will be changed following the mergers to reflect the new underlying funds. Details of these changes will be posted to the CI website at www.cifunds.com.

There will also be a change in the underlying funds for three Clarica Portfolio segregated funds from Fidelity mutual funds to substantially similar CI mutual funds, followed by name changes, as set out in the table below. The change of underlying funds will result in lower management fees for these three Clarica Portfolio segregated funds. The Clarica Portfolio policies continue to

be issued and underwritten by Sun Life Assurance Company of Canada. These changes will be effective on or about August 2, 2005:

Current Fund Name	New Fund Name	New Underlying Fund	New Underlying Fund Portfolio Manager
Clarica SF Fidelity Canadian Asset Allocation Fund	Clarica SF CI Synergy Tactical Asset Allocation Fund	Synergy Tactical Asset Allocation Fund	David Picton, Synergy Asset Management
Clarica SF Fidelity Growth America Fund	Clarica SF CI BPI American Equity Fund	BPI American Equity Fund	Robert Beckwitt, André Desautels, Trilogy Advisors, LLC
Clarica SF Fidelity True North® Fund	Clarica SF CI Synergy Canadian Class	Synergy Canadian Class	David Picton, Synergy Asset Management

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $68.3 billion in fee-earning assets as of April 30, 2005. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Wealth Management and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the web at www.cifunds.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.fondsci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Fonds CI annonce ses projets de rationaliser et de réorganiser sa gamme de fonds

TORONTO (le 30 mai 2005) – CI Mutual Funds (« CI ») a annoncé aujourd'hui plusieurs changements à sa gamme de produits, y compris une proposition de fusionner 16 fonds communs de placement, de changer les fonds communs sous-jacents de 16 fonds distincts, de renommer un certain nombre de fonds communs et distincts et de changer la gestion de portefeuille pour un fonds commun de placement.

« Ces projets correspondent à l'engagement continu de CI de fournir une sélection de fonds de grande qualité et de premier ordre, qui sont exploités aussi efficacement que possible », a déclaré Peter W. Peter W. Anderson, président et chef de la direction de CI.

« Grâce à ces changements, nous rationalisons notre gamme tout en complétant l'intégration de la marque de fonds communs de placement Clarica dans la gamme de CI. Ensemble, nous offrirons aux investisseurs canadiens des options de placement plus simples et plus solides ».

CI propose de fusionner 16 fonds communs de placement dans d'autres fonds CI, tel qu'indiqué ci-dessous :

Fonds clôturés	Fonds prorogés	Gestionnaire de portefeuille (pour les deux~~chaque~~ fonds)
Fonds supérieur d'obligations Clarica	Fonds obligations canadiennes CI	James Dutkiewicz, Signature Advisors
Fonds croissance et dividendes Sommet Clarica	Fonds canadien sélect Signature	Eric Bushell, Signature Advisors
Fonds sécurité canadien Clarica	Fonds canadien sélect Signature	Eric Bushell, Signature Advisors
Fonds diversifié canadien Clarica	Fonds équilibré canadien Signature	Eric Bushell, Signature Advisors
Fonds d'actions canadiennes Sommet Clarica	Fonds Harbour	Gerry Coleman, ~~et~~ Stephen Jenkins, Harbour Advisors
Fonds croissance et revenu Sommet Clarica	Fonds de revenu et de croissance Harbour	Gerry Coleman, ~~et~~ Stephen Jenkins, Harbour Advisors
Fonds d'actions étrangères Sommet Clarica	Catégorie de société d'actions étrangères Harbour	Stephen Jenkins, Gerry Coleman, Harbour Advisors
Fonds d'actions canadiennes Clarica	Fonds de placements canadiens CI	Kim Shannon, Sionna Investment Managers Inc.
Fonds supérieur international Clarica	Fonds de valeur internationale CI	John Hock, Altrinsic Global Advisors, LLC
Fonds américain petite capitalisation Clarica	Fonds américain de petites sociétés CI	William Priest, Epoch Investment Partners, Inc.
Fonds de petites sociétés canadiennes CI	Fonds canadien petite/moyenne capitalisation Clarica*	Kim Shannon, Teresa Lee, Sionna Investment Managers Inc.**
Fonds Dynastie asiatique CI	Fonds Pacifique CI	William Priest, Daniel Geber, Epoch Investment Partners, Inc.

Fonds CI® **Communiqué**

Catégorie de société d'actions mondiales BPI	Catégorie de société mondiale CI	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC
Fonds d'actions internationales BPI	Fonds international CI	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC
Fonds RER d'actions internationales BPI	Fonds RER international CI	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC
Catégorie de société d'actions internationales BPI	Catégorie de société internationale CI	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC

** Sera renommé Fonds canadien petite/moyenne capitalisation CI vers le 21 juin 2005.*
*** Sionna remplacera UBS Global Asset Management (Canada) Co. à titre de conseiller de portefeuille du Fonds canadien petite/moyenne capitalisation Clarica le 12 juin 2005.*

Selon la proposition, tous les fonds fusionnés (les « fonds clôturés ») ont des objectifs et des stratégies de placement similaires aux fonds avec lesquels ils sont fusionnés (les « fonds prorogés »). En outre, à l'exception d'un seul fonds, tous les fonds faisant l'objet d'une fusion sont déjà confiés aux même gestionnaires de portefeuilles. Actuellement, UBS Global Asset Management (Canada) Co. est le conseiller de portefeuille du Fonds canadien petite/moyenne capitalisation Clarica, un fonds prorogé, et Sionna Investment Managers Inc. est le conseiller de portefeuille du Fonds de petites sociétés canadiennes CI, le fonds clôturé. CI a nommé Sionna pour remplacer UBS à titre de conseiller de portefeuille du Fonds canadien petite/moyenne capitalisation Clarica à compter du 12 juin 2005, avec Kim Shannon et Teresa Lee à titre de gestionnaires de portefeuilles principales. Par conséquent, avant la fusion proposée, Sionna sera le conseiller de portefeuille des deux fonds (Fonds canadien petite/moyenne capitalisation Clarica et Fonds de petites sociétés canadiennes CI).

CI a également structuré les fusions de fonds communs de placement de manière à s'assurer que les frais de gestion de tous les fonds prorogés sont les mêmes ou sont plus bas que ceux de leurs fonds clôturés respectifs.

Des réunions spéciales sur les fonds clôturés se tiendront à Toronto vers le 28 juillet 2005, et les investisseurs des fonds clôturés voteront sur les propositions de fusions. Si elles sont approuvées lors des réunions spéciales, les fusions entreront en vigueur vers le 2 août 2005.

CI planifie également de renommer les trois autres fonds communs de placement portant la marque Clarica comme fonds CI : le Fonds supérieur de placements hypothécaires Clarica sera renommé le Fonds de placements hypothécaires CI, le Fonds d'actions de croissance Alpin Clarica sera renommé le Fonds d'actions de croissance Alpin CI et le Fonds canadien petite/moyenne capitalisation Clarica sera renommé le Fonds canadien petite/moyenne capitalisation CI. Avec ces « redésignations », ces trois fonds seront disponibles à l'achat par l'entremise de tous les conseillers vers le 21 juin 2005. Auparavant, les Fonds portant la marque de Clarica n'étaient offerts que par l'entremise des conseillers de Clarica. Suite aux fusions décrites ci-dessus et aux trois changements de noms, CI n'utilisera plus la marque Clarica dans ses fonds communs de placements. Depuis l'achat de Clarica Diversico Ltd. en 2002, CI avait l'intention de supprimer graduellement l'utilisation de la marque Clarica dans ses fonds communs de placement.

Les fusions de fonds communs de placement résulteront en un changement dans les fonds sous-jacents de 11 Portefeuilles Fonds distincts Clarica, d'un Fonds de placement garanti CI (Fonds de placement garanti d'actions internationales BPI) et d'un Fonds Héritage BPI (Fonds distinct d'actions internationales BPI). Afin de refléter les nouveaux fonds sous-jacents, les noms des fonds distincts changeront également à la suite des fusions. Les détails de ces changements seront affichés sur le site de CI au www.fondsci.com.

Il y aura également un changement dans les fonds sous-jacents de trois Portefeuilles Fonds distincts Clarica où les fonds communs de placement sous-jacents de Fidelity seront remplacés par des fonds communs de placement CI essentiellement semblables, suivi de changements de noms, tel qu'indiqué dans le tableau ci-dessous. Le changement apporté au sein des fonds sous-jacents aura pour résultat de réduire les frais de gestion associés à ces trois Portefeuilles ~~de~~ Fonds distincts Clarica. Votre police de Portefeuille Clarica continue à être émise par et souscrite auprès de la Sun Life du Canada, compagnie d'assurance-vie. Ces changements entreront en vigueur vers le 2 août 2005 :

Nom des fonds actuel	**Nouvelle désignation**	**Nouveau fonds sous-jacent**	**Gestionnaires de portefeuille du nouveau fonds sous-jacent**
Fonds Répartition d'actifs canadiens Fidelity Clarica FD	Fonds de répartition tactique d'actifs Synergy CI Clarica FD	Fonds de répartition tactique d'actifs Synergy	David Picton, Synergy Asset Management
Fonds Croissance Amérique Fidelity Clarica FD	Fonds d'actions américaines BPI CI Clarica FD	Fonds d'actions américaines BPI	Robert Beckwitt, André Desautels, Trilogy Advisors, LLC
Fonds Fidelity Frontière Nord® Clarica FD	Catégorie canadienne Synergy CI Clarica FD	Catégorie canadienne Synergy	David Picton, Synergy Asset Management

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 68,3 milliards de dollars au 30 avril 2005~~2004~~. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Wealth Management et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. CI a un site web à l'adresse www.fondsci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :

Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145